December 20, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720_____
100 F Street, NE
Washington, DC 20549
ATTN: Ms. Chris Harley

Re:           First Mid-Illinois Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 9, 2011
File No. 000-13368

Dear Ms. Harley:

We received your letter dated December 8, 2011 in which you requested that we provide certain information to you, together with, and to the extent applicable, certain proposed disclosures to be included in future First Mid-Illinois Bancshares, Inc.(“Company”) filings with the Securities and Exchange Commission (“Commission”). The Company has given its response below. To facilitate the staff’s review, this letter includes each of the staff’s comments which are italicized and immediately followed by our response.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Balance Sheets

Securities

1.	We note in your response to comment number five that as of September 30, 2010, all of your trust preferred investment securities were in a Principal-In-Kind (PIK) status for interest payments and that during the fourth quarter of 2010 you determined that placing the securities on nonaccrual status was the most prudent course of action. Please tell us and expand your disclosure in future filings to discuss all the facts and circumstances related to your trust preferred investment securities receiving PIK interest to discuss the following:

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

December 20, 2011

•	the relevant provisions in the securities that allow them to receive PIK;

•	the reasons why the securities are receiving PIK;

•	the risk to security holders;

•	how PIK impacts the different tranches of the securities and how it impacts the specific tranche that you own; and

•	when you expect the securities to begin paying cash interest; and how the fact that the securities were receiving PIK was incorporated into the cash flow analysis that you performed.

Response

The Company will include the following language under the heading “Securities” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in all future filings as it applies to the current status of its investments in trust preferred securities:

At _________________, the Company was receiving “payment in kind” (PIK), in lieu of cash interest on all of its trust preferred securities investments. Use of the term “payment in kind” does not indicate that additional securities have been issued in satisfaction of any outstanding obligation, rather, PIK indicates that a coverage test of a class or tranche directly senior to the class in question has failed and interest on the PIKing note is being capitalized, which means the principal balance is being increased. Once the coverage test is met, the capitalized interest will be paid in cash and current cash interest payments will resume.

The Company’s trust preferred securities investments all allow, under the terms of the issue, for issuers to defer interest for up to five consecutive years. After five years, if not cured, the securities are considered to be in default and the trustee may demand payment in full of principal and accrued interest. Issuers are also considered to be in default in the event of the failure of the issuer or a subsidiary. The structuring of these trust preferred securities provides for a waterfall approach to absorbing losses whereby lower classes or tranches are initially impacted and more senior tranches are only impacted after lower tranches can no longer absorb losses. Likewise, the waterfall approach also applies to principal and interest payments received, as senior tranches have priority over lower tranches in the receipt of payments. Both deferred and defaulted issuers are considered non-performing, and the trustee calculates, on a quarterly or semi-annual basis, certain coverage tests prior to the payment of cash interest to owners of the various tranches of the securities. The coverage tests are compared to an over-collateralization target that states the balance of performing collateral as a percentage of the tranche balance plus the balance of all senior tranches. The tests must show that performing collateral is sufficient to meet requirements for the senior tranches, both in terms of cash flow and collateral value, before cash interest can be paid to subordinate tranches. As a result of the cash flow waterfall provisions within the structure of these securities, when a senior tranche fails its coverage test, all of the cash flows that would have been paid to lower tranches are paid to the senior tranche and recorded as a reduction of the senior tranches’ principal. This principal reduction in the senior tranche continues until the coverage test of the senior tranche is passed or the principal of the tranche is paid in full. For so long as the cash flows are being diverted to the senior tranches, the amount of interest due and payable to the subordinate tranches is received as PIK, that is capitalized and recorded as an increase in the principal value of the tranche. The Company’s trust preferred securities investments are in the mezzanine tranches or classes which are subordinate to one of more senior tranches of their respective issues. The Company is receiving PIK for these securities due to failure of the required senior tranche coverage tests described. These securities are projected to remain in full or partial PIK status for a period of one to eleven years.

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

December 20, 2011

The impact of payment of PIK to subordinate tranches is to strengthen the position of the senior tranches by reducing the senior tranches’ principal balances relative to available collateral and cash flow.  The impact to the subordinate tranches is to increase principal balances, decrease cash flow, and increase credit risk to the tranches receiving the PIK. The risk to holders of a security of a tranche in PIK status is that the total cash flow will not be sufficient to repay all principal and capitalized interest related to the investment.

During the fourth quarter of 2010, after analysis of the expected future cash flows and the timing of resumed interest payments, the Company determined that placing all four of the trust preferred securities on non-accrual status was the most prudent course of action. The Company stopped all accrual of interest and ceased to capitalize any PIK interest payments to the principal balance of the securities.  The Company intends to keep these securities on non-accrual status until the scheduled interest payments resume on a regular basis and any previously recorded PIK has been paid. The PIK status of these securities, among other factors, indicates potential OTTI and accordingly, the Company performed further detailed analysis of the investments’ cash flows and the credit conditions of the underlying issuers. This analysis incorporates, among other things, the waterfall provisions and any resulting PIK status of these securities to determine if cash flow will be sufficient to pay all principal and interest due to the investment tranche held by the Company.  See discussion below and Note 3 – Investment Securities in the notes to the financial statements for more detail regarding this analysis. Based on this analysis, the Company believes the amortized costs recorded for its trust preferred securities investments accurately reflects the position of these securities at ______________________.

U.S. Securities & Exchange Commission
Division of Corporation Finance
ATTN: Mr. Hugh West

December 20, 2011

Further, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at mtaylor@firstmid.com or (217) 258-3306 if you should have any questions about this letter.

Sincerely,

/s/ Michael L. Taylor

Michael L. Taylor
Executive Vice-President & Chief Financial Officer
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, IL 61938
(217) 258-3306